Exhibit (h)(iv)(5)

Amendment No.3 to Memorandum of Agreement

This Amendment No. 3 to Memorandum of Agreement (the “Amendment”), dated as of November 3, 2017, is made by and among S&P Opco, LLC, a subsidiary of S&P Dow Jones Indices LLC (“S&P”), The Select Sectors SPDR® Trust (the “Trust”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) (collectively, the “Parties”).

WHEREAS, the S&P and Merrill Lynch together with the American Stock Exchange LLC and PDR Services LLC executed a License Agreement dated November 17, 1998, as amended, granting Merrill Lynch certain rights to intellectual property of S&P and to use such rights in connection with the issuance, exchange trading, marketing and promotion of certain financial products;

WHEREAS, the Parties entered the Memorandum of Agreement dated December 15, 1998 (the “Agreement”) whereby Merrill Lynch granted the Trust a sublicense to allow the Trust to use and refer to the S&P Marks and certain Merrill Lynch trademarks in connection with the marketing and promotion of, and making disclosures related to, the Products;

WHEREAS, the Parties desire to modify the terms of the fees owed to Merrill Lynch under the Agreement to exclude certain assets advised by Merrill Lynch from the calculation of such fees;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the Parties hereby agree as follows:

1.	Amendments to the Agreement.

a.	Section 5.a. of the Agreement, as amended, is hereby deleted in its entirety and replaced with the following:

“a.	A license fee at a rate of:

(i)	three (3) basis points (.0003) per annum of the average aggregate daily net assets of the Trust up to $35 billion in Trust assets;

(ii)	two (2) basis points (.0002) per annum of the average aggregate daily net assets of the Trust over $35 billion up to and including $50 billion in Trust assets; and

(iii)	one (1) basis point (.0001) per annum of the average aggregate daily net assets of the Trust over $50 billion in Trust assets.

Provided, however, that for purposes of this Section 5.a. “Trust assets” do not include assets that are held by accounts advised by Merrill Lynch in an investment advisory program.

Fees shall be accrued daily at the rate of l/3651h of the applicable fee rate and payable at the end of each quarter of the Computation Year.”

b.	Section 6 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Amounts due S&P and Merrill Lynch pursuant to the preceding paragraphs 4 and 5 shall be payable within forty-five (45) days after the end of each calendar quarter; provided, however, that Merrill Lynch agrees to notify the Trust and S&P within fifteen (15) days after the end of each calendar quarter of the amount of assets that are held by accounts advised by Merrill Lynch in an investment advisory program and are to be excluded from Trust assets for purposes of Section 5.a. and a payment to Merrill Lynch shall not be payable until such amount has been provided. Each payment shall be accompanied by a statement setting forth the calculations on which the payment is based.”

2.	Miscellaneous.

(a)	Except as expressly amended by this Amendment, all provisions of the Agreement shall remain in full force and effect. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

(b)	This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be executed in either original or electronically transmitted form (e.g., faxes or emailed portable document format (PDF) form), and the parties hereby adopt as original any signatures received via electronically transmitted form.

Each of the Parties hereto has caused this Amendment to be executed in its name and behalf by its duly authorized representative(s) as of the date listed below.

The Select Sector SPDR® Trust

/s/ Ellen M. Needham
Name:	Ellen M. Needham
Title:	President
Date:	December 4, 2017

S&P Opco, LLC

/s/ Bo Chung
Name:	Bo Chung
Title:	Managing Director
Date:	Nov 16, 2017

Merrill Lynch, Pierce, Fenner & Smith, Incorporated

/s/ Mark Donoghoe
Name:	Mark Donoghoe
Title:	MD- Product Management
Date	1-3-2017